Exhibit 99.1

Youku Tudou Announces First Quarter 2014 Unaudited Financial Results

Mobile Daily Video Views Reached 400 Million; Mobile Monetization Surpassed 30% to Date

BEIJING, China, May 22, 2014 — Youku Tudou Inc. (NYSE: YOKU), China’s leading Internet television company (“Youku Tudou” or the “Company”), today announced its unaudited financial results for first quarter 2014.

First Quarter 2014 Highlights1

•                Net revenues were RMB700.4 million (US$112.7 million), a 36% increase from the corresponding period in 2013.

•                Gross profit was RMB85.6 million (US$13.8 million), a 501% increase from the corresponding period in 2013. Non-GAAP2 gross profit was RMB100.3 million (US$16.1 million) in the first quarter of 2014, an increase of 255% from the corresponding period in 2013.

•                Net loss was RMB224.7 million (US$36.1 million), a 3% decrease from the corresponding period in 2013. Non-GAAP net loss was RMB148.3 million (US$23.8 million) in the first quarter of 2014, a 19% decrease from the corresponding period in 2013.

•                Basic and diluted loss per ADS, each representing 18 Class A ordinary shares of the Company, for the first quarter of 2014 amounted to RMB1.34 (US$0.22) and RMB1.34 (US$0.22), respectively. Non-GAAP basic and diluted loss per ADS for the first quarter of 2014 amounted to RMB0.88 (US$0.14) and RMB0.88 (US$0.14), respectively.

•                Cash, cash equivalents, restricted cash and short-term investments totaled RMB3.3 billion (US$525.4 million) as of March 31, 2014.

•                Acquisition of property and equipment for the first quarter of 2014 was RMB28.2 million (US$4.5 million).

•                Acquisition of intangible assets for the first quarter of 2014 was RMB165.9 million (US$26.7 million).

“Mobile has already become the #1 screen for Youku Tudou. We are the undisputed leader in all of the important mobile video traffic metrics with mobile daily video views reaching 400 million. Our continued investment in product and content development has enabled us to diversify our revenue mix, with mobile monetization surpassing 30% of total revenue to date,” said Victor Koo, Chairman and Chief Executive Officer of Youku Tudou. “Online video is a key growth area for the Internet industry and we plan on further transforming Youku Tudou’s business model. The transformation requires us to make additional investment in the areas of multi-screen development, diversified revenue models and content ecosystem. The strategic investment from Alibaba will boost our balance sheet and enable us to accelerate our expansion in new business opportunities.”

Dele Liu, President of Youku Tudou, added, “Our growing content ecosystem represents a tremendous opportunity for Youku Tudou. We will continue to build up our content portfolio by strengthening original, partner generated and user generated content. We will also continue to invest in human resources to improve our content creation capabilities and to build out our consumer businesses. We are well-positioned to realize the full potential of the online video ecosystem and more investment will see us become an immersive culture entertainment platform.”

1 The reporting currency of the Company is Renminbi (“RMB”), but for the convenience of the reader, the amounts presented throughout the release are in US dollars (“US$”). Unless otherwise noted, all conversions from RMB to US$ are made at a rate of RMB6.2164 to US$1.00, the effective noon buying rate as of March 31, 2014 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

2 All non-GAAP measures exclude, as applicable, share-based compensation expenses and amortization of intangible assets from business combination. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this press release.

First Quarter 2014 Results

Net revenues were RMB700.4 million (US$112.7 million) in the first quarter of 2014, a 36% increase from the corresponding period in 2013 and meeting net revenues guidance previously announced by the Company. Advertising net revenues were RMB623.3 million (US$100.3 million), meeting the advertising net revenues guidance previously announced by the Company. The growth was primarily attributable to the increased use by brand advertisers of our advertising services as evidenced by an increase in the number of advertisers and the rising average spend per advertiser.

Bandwidth costs as a component of cost of revenues were RMB201.9 million (US$32.5 million) in the first quarter of 2014, representing 29% of net revenues, as compared to 31% of net revenues for the corresponding period in 2013.

Content costs as a component of cost of revenues were RMB325.7 million (US$52.4 million) in the first quarter of 2014, representing 46% of net revenues. Non-GAAP content costs were RMB310.9 million (US$50.0 million) in the first quarter of 2014, representing 44% of net revenues, as compared to 49% of net revenues for the corresponding period in 2013.

Gross profit was RMB85.6 million (US$13.8 million) in the first quarter of 2014, an increase of 501% from the corresponding period in 2013. Non-GAAP gross profit was RMB100.3 million (US$16.1 million) in the first quarter of 2014, an increase of 255% from the corresponding period in 2013 due to strong operating leverage.

Operating expenses were RMB314.1 million (US$50.5 million) in the first quarter of 2014, as compared to RMB267.8 million (US$43.1 million) for the corresponding period in 2013. Non-GAAP operating expenses were RMB252.3 million (US$40.6 million) in the first quarter of 2014, an increase of 9% from the corresponding period in 2013. Detailed discussion of each component of operating expenses is as follows:

Sales and marketing expenses were RMB186.5 million (US$30.0 million) in the first quarter of 2014, as compared to RMB127.6 million (US$20.5 million) for the corresponding period in 2013. Non-GAAP sales and marketing expenses were RMB163.5 million (US$26.3 million) in the first quarter of 2014, an increase of 42% from the corresponding period in 2013. This increase was due to higher commission expenses paid to our sales force in line with our revenue growth and marketing expenditures on our mobile products.

Product development expenses were RMB80.7 million (US$13.0 million) in the first quarter of 2014, as compared to RMB56.8 million (US$9.1 million) for the corresponding period in 2013. Non-GAAP product development expenses were RMB62.2 million (US$10.0 million) in the first quarter of 2014, an increase of 28% from the corresponding period in 2013. This increase was primarily due to an increase in personnel related expenses for our product development in mobile, search, social, paid and live broadcasting services.

General and administrative expenses were RMB46.8 million (US$7.5 million) in the first quarter of 2014, as compared to RMB83.4 million (US$13.4 million) for the corresponding period in 2013. Non-GAAP general and administrative expenses were RMB26.6 million (US$4.3 million) in the first quarter of 2014, a decrease of 61% from the corresponding period in 2013.

Net loss was RMB224.7 million (US$36.1 million) in the first quarter of 2014, a decrease of 3% compared to RMB232.5 million (US$37.4 million) for the corresponding period in 2013. Non-GAAP net loss was RMB148.3 million (US$23.8 million) in the first quarter of 2014, a decrease of 19% from the corresponding period in 2013.

Non-GAAP adjusted EBITDA Loss was RMB120.2 million (US$19.3 million) in the first quarter of 2014, a decrease of 32% from the corresponding period in 2013.

Business Outlook

For the second quarter of 2014, the Company expects net revenues will be between RMB940 million and RMB1 billion, with advertising net revenues contributing between RMB910 million and RMB950 million. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call Information

Youku Tudou’s management will host an earnings conference call at 9:00 p.m. U.S. Eastern Time on May 22, 2014 (9:00 a.m. Beijing/Hong Kong Time on May 23, 2014).

Interested parties may participate in the conference call by dialing one of the following numbers below and entering passcode Youku# (i.e., 96858#) starting 10-15 minutes prior to the beginning of the call.

US Toll Free Dial In: 1-866-519-4004

International Dial In: +65-6723-9381

Mainland China Toll Free Dial In: +86-400-620-8038 / +86-800-819-0121

Hong Kong Dial In: +852-2475-0994

A replay of the call will be available by dialing +61 2 8199 0299 and entering passcode 47256659#. The replay will be available through May 30, 2014.

This call will be webcast live and the replay will be available for 12 months. Both will be available on the Investor Relations section of Youku Tudou’s corporate website at http://ir.youku.com.

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Youku Tudou’s strategic and operational plans, contain forward-looking statements. Youku Tudou may also make written or oral forward-looking statements in its filings with the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Youku Tudou’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: our goals and strategies; our future business development, financial condition and results of operations; the expected growth of the online video market in China; our expectations regarding demand for and market acceptance of our services; our expectations regarding the retention and strengthening of our relationships with key advertisers and customers; our plans to enhance user experience, infrastructure and service offerings; competition in our industry in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our annual report on Form 20-F and other documents filed with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Youku Tudou does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Youku Tudou’s financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Youku Tudou uses the following measures defined as non-GAAP financial measures by the SEC in evaluating its business:  non-GAAP content costs, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP sales and marketing expenses, non-GAAP product development expenses, non-GAAP general and administrative expenses, non-GAAP profit or loss from operations, non-GAAP net profit or loss and non-GAAP EBITDA profit or loss. We define non-GAAP content costs as content costs excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP gross profit or loss as the respective nearest comparable GAAP financial measure to exclude share-based compensation expenses and amortization of intangible assets from business combination in relation to user generated content. We define non-GAAP operating expenses as operating expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to customer relationship, technology and non-compete provisions. We define non-GAAP sales and marketing expenses as sales and marketing expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to customer relationship. We define non-GAAP product development expense as product development expenses excluding share-based compensation expenses and amortization of intangible assets from business combination in relation to technology. We define non-GAAP general and administrative expenses as general and administrative expenses excluding share-based compensation expenses, business combination related expenses and amortization of intangible assets from business combination in relation to non-compete provisions. We define non-GAAP profit or loss from operations as profit or loss from operations excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP net profit or loss as net loss excluding share-based compensation expenses, amortization of intangible assets from business combination and business combination related expenses. We define non-GAAP EBITDA profit or loss as net profit or loss before income taxes, interest expenses, interest income, depreciation and amortization (excluding amortization of acquired content), further adjusted for share-based compensation expenses, amortization of intangible assets from business combination, business combination related expenses and other non-operating items.

We present non-GAAP financial measures because they are used by our management to evaluate our operating performance. We also believe that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges that have been and will continue to be significant recurring expenses in Youku Tudou’s business for the foreseeable future.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP results of operations measures to the nearest comparable GAAP financial measures” at the end of this release.

For more information, please contact:

Ryan Cheung

Corporate Finance Senior Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

YOUKU TUDOU INC.
CONSOLIDATED BALANCE SHEETS

	For the Three Months Ended
(Amounts in thousands, except for number of shares)	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS

Current assets:
Cash and cash equivalents	1,764,221	1,598,644	257,166
Restricted cash	2,679	2,681	431
Short-term investments	1,409,439	1,664,833	267,813
Accounts receivable, net	1,370,031	1,197,350	192,611
Intangible assets, net	51,942	39,459	6,348
Deferred tax assets	7,843	7,843	1,262
Prepayments and other assets	82,300	85,309	13,724
Total current assets	4,688,455	4,596,119	739,355

Non-current assets:
Property and equipment, net	222,229	225,391	36,257
Intangible assets, net	1,197,671	1,241,202	199,666
Capitalized content production costs	1,176	936	151
Prepayments and other assets	197,856	187,667	30,189
Goodwill	4,262,569	4,262,569	685,697
Total non-current assets	5,881,501	5,917,765	951,960

TOTAL ASSETS	10,569,956	10,513,884	1,691,315

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Accounts payable	213,825	249,032	40,060
Advances from customers	25,081	26,897	4,327
Accrued expenses and other liabilities	1,124,342	1,152,595	185,412
Total current liabilities	1,363,248	1,428,524	229,799

Non-current liabilities:
Deferred tax liability	219,519	219,519	35,313
Other liabilities	4,070	4,070	655
Total non-current liabilities	223,589	223,589	35,968

Total liabilities	1,586,837	1,652,113	265,767

Commitments and contingencies

Shareholders’ equity:
Class A Ordinary Shares (US$0.00001 par value, 9,340,238,793 authorized, 2,356,529,401 and 2,371,376,719 issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	154	155	25
Class B Ordinary Shares (US$0.00001 par value, 659,761,207 authorized, 659,561,893 and 659,561,893 issued and outstanding as of December 31, 2013 and March 31, 2014, respectively)	49	49	8
Additional paid-in capital	11,058,360	11,140,757	1,792,156
Statutory reserves	2,063	2,063	332
Accumulated deficit	(1,878,454)	(2,103,159)	(338,324)
Accumulated other comprehensive loss	(199,053)	(178,094)	(28,649)
Total shareholders’ equity	8,983,119	8,861,771	1,425,548

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	10,569,956	10,513,884	1,691,315

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amounts in thousands, except for number of shares and ADS and per share and per ADS	For the Three Months Ended
data)	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net revenues	515,997	901,287	700,374	112,666

Cost of revenues (Note 1)	(501,766)	(646,938)	(614,808)	(98,901)

Gross profit	14,231	254,349	85,566	13,765

Operating expenses:
Product development	(56,828)	(76,514)	(80,700)	(12,982)
Sales and marketing	(127,600)	(216,444)	(186,542)	(30,008)
General and administrative	(83,350)	(40,393)	(46,823)	(7,532)
Total operating expense	(267,778)	(333,351)	(314,065)	(50,522)

Loss from operations	(253,547)	(79,002)	(228,499)	(36,757)

Interest income	7,179	8,419	6,053	974
Interest expenses	(387)	—	—	—
Other, net	14,281	46,878	(2,259)	(363)
Total other income, net	21,073	55,297	3,794	611

Loss before income taxes	(232,474)	(23,705)	(224,705)	(36,146)
Income taxes	—	(876)	—	—

Net loss	(232,474)	(24,581)	(224,705)	(36,146)

Other comprehensive loss, before tax
Foreign currency translation adjustments	(5,966)	(33,201)	20,959	3,372
Other comprehensive loss, before tax	(5,966)	(33,201)	20,959	3,372
Income tax expense related to components of other comprehensive loss	—	—	—	—

Other comprehensive loss, net of tax	(5,966)	(33,201)	20,959	3,372

Net loss per share, basic and diluted	(0.08)	(0.01)	(0.07)	(0.01)

Net loss per ADS (each ADS represents 18 class A ordinary shares), basic and diluted	(1.42)	(0.15)	(1.34)	(0.22)

Shares used in computation, basic and diluted	2,953,267,696	3,010,627,513	3,021,981,224	3,021,981,224
ADSs used in computation, basic and diluted	164,070,427	167,257,084	167,887,845	167,887,845

The accompanying notes are an integral part of the press release.

Note 1. Cost of Revenues

	For the Three Months Ended
(Amounts in thousands)	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cost of revenues:
Value added, business taxes and surcharges	48,925	77,758	62,958	10,128
Bandwidth costs	161,045	178,824	201,889	32,477
Depreciation of servers and other equipment	22,470	36,686	24,306	3,910
Content costs	269,326	353,670	325,655	52,386
Total Cost of Revenues	501,766	646,938	614,808	98,901

YOUKU TUDOU INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Three Months Ended
(Amounts in thousands)	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from operating activities:

Net loss	(232,474)	(24,581)	(224,705)	(36,146)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and impairment of fixed assets	26,795	46,972	31,883	5,129
Bad debt expense	7,076	25,547	(6,473)	(1,041)
Amortization and impairment of intangible assets and capitalized content production costs	138,991	225,109	181,777	29,242
Amortization of long-term debt discounts	221	—	—	—
Gain on disposal of property and equipment	695	(353)	90	14
Foreign exchange loss (gain)	325	(15,336)	2,164	348
Share-based compensation	37,850	53,061	70,220	11,296
Deferred income tax benefits	—	(4,414)	—	—
Gain from de-recognition of off-market liabilities	—	(16,540)	—	—
Changes in operating assets and liabilities:
Restricted cash	(10)	(1,129)	(2)	—
Accounts receivable	(33,644)	(10,312)	179,153	28,819
Prepayments and other assets	1,347	(58,751)	(10,615)	(1,708)
Capitalized content production costs	15,961	22,687	(2,972)	(478)
Accounts payable	(9,864)	(15,572)	4,574	736
Advances from customers	38,457	(40,717)	1,816	292
Accrued expenses and other liabilities	12,468	21,519	29,591	4,759
Net cash provided by operating activities	4,194	207,190	256,501	41,262

Cash flows from investing activities:
Acquisition of property and equipment	(27,364)	(14,955)	(28,191)	(4,535)
Proceeds received from maturity of short-term investments	36,703	1,018,628	1,132,459	182,173
Short-term investments placed with financial institutions	(185,590)	—	(1,391,239)	(223,801)
Proceeds from disposal of property and equipment	—	(824)	180	29
Cash acquired, net of cash paid for acquired subsidiaries	—	(6,999)	—	—
Acquisition of intangible assets	(238,921)	(227,540)	(165,891)	(26,686)
Net cash (used in) provided by investing activities	(415,172)	768,310	(452,682)	(72,820)

Cash flows from financing activities:
Exercise of employee stock options	28,740	9,084	11,809	1,900
Principal repayments on long-term debt	(3,236)	—	—	—
Net cash provided by financing activities	25,504	9,084	11,809	1,900
Effect of exchange rate changes on cash and cash equivalents	(6,293)	(17,865)	18,795	3,023
Net (decrease) increase in cash and cash equivalents	(391,767)	966,719	(165,577)	(26,635)
Cash and cash equivalents at the beginning of the period	1,655,857	797,502	1,764,221	283,801
Cash and cash equivalents at the end of the period	1,264,090	1,764,221	1,598,644	257,166

Reconciliations of Non-GAAP results of operations measures to the nearest comparable GAAP financial measures (1) (Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”), unaudited)

1. Non-GAAP Content Costs

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Content costs	269,326	353,670	325,655	52,386
Deduct: share-based compensation	5,663	7,846	12,223	1,966
Deduct: amortization of intangible assets from business combination	8,331	6,100	2,483	399
Non-GAAP content costs	255,332	339,724	310,949	50,021

2. Non-GAAP Gross Profit

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Gross profit	14,231	254,349	85,566	13,765
Add back: share-based compensation	5,663	7,846	12,223	1,966
Add back: amortization of intangible assets from business combination	8,331	6,100	2,483	399
Non-GAAP gross profit	28,225	268,295	100,272	16,130

3. Non-GAAP Operating Expenses

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Operating expenses	267,778	333,351	314,065	50,522
Deduct: share-based compensation	32,187	45,215	57,997	9,330
Deduct: amortization of intangible assets from business combination	4,155	9,623	3,743	602
Non-GAAP operating expenses	231,436	278,513	252,325	40,590

4. Non-GAAP Sales and Marketing Expenses

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Sales and marketing expenses	127,600	216,444	186,542	30,008
Deduct: share-based compensation	10,061	15,577	21,172	3,406
Deduct: amortization of intangible assets from business combination	2,077	5,077	1,871	301
Non-GAAP sales and marketing expenses	115,462	195,790	163,499	26,301

5. Non-GAAP Product Development Expenses

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Product development expenses	56,828	76,514	80,700	12,982
Deduct: share-based compensation	6,967	11,795	17,206	2,768
Deduct: amortization of intangible assets from business combination	1,395	3,411	1,257	202
Non-GAAP product development expenses	48,466	61,308	62,237	10,012

6. Non-GAAP General and Administrative Expenses

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
General and administrative expenses	83,350	40,393	46,823	7,532
Deduct: share-based compensation	15,159	17,843	19,619	3,156
Deduct: amortization of intangible assets from business combination	683	1,135	615	99
Non-GAAP general and administrative expenses	67,508	21,415	26,589	4,277

7. Non-GAAP Loss from Operations

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Loss from operations	(253,547)	(79,002)	(228,499)	(36,757)
Add back: share-based compensation	37,850	53,061	70,220	11,296
Add back: amortization of intangible assets from business combination	12,486	15,723	6,226	1,001
Non-GAAP loss from operations	(203,211)	(10,218)	(152,053)	(24,460)

8. Non-GAAP Net (Loss) Profit

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Net loss	(232,474)	(24,581)	(224,705)	(36,146)
Add back: share-based compensation	37,850	53,061	70,220	11,296
Add back: amortization of intangible assets from business combination	12,486	15,723	6,226	1,001
Non-GAAP net (loss) profit	(182,138)	44,203	(148,259)	(23,849)

9. Non-GAAP EBITDA (Loss) Profit

	For the Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	US$
Net loss	(232,474)	(24,581)	(224,705)	(36,146)
Add back:
Depreciation and amortization (excluding amortization of acquired content) (2)	26,810	46,986	31,897	5,131
Interest income	(7,179)	(8,419)	(6,053)	(974)
Interest expenses	387	—	—	—
Income taxes	—	876	—	—
EBITDA (loss) profit	(212,456)	14,862	(198,861)	(31,989)

Adjustments:
Share-based compensation	37,850	53,061	70,220	11,296
Amortization of intangible assets from business combination	12,486	15,723	6,226	1,001
Others, net	(14,281)	(46,878)	2,259	363
Non-GAAP EBITDA (loss) profit	(176,401)	36,768	(120,156)	(19,329)

(1)                   For more information on the Non-GAP financial measures, please see the section captioned “About Non-GAAP Financial Measures” in this earnings release.

(2)                   The amortization expense was related to an advertising license acquired in April 2010. The amortization of acquired content was not treated as a Non-GAAP adjustment.